(212) 318-6960

alexandramarghella@paulhastings.com

June 2, 2022

Ms. Samantha A. Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust (the “Trust”)
File Numbers: 333-238109; 811-23568

Dear Ms. Larkin:

This letter responds to comments provided by you to the undersigned firm with respect to the registration statement on Form N-1A (“Registration Statement”) for the Gabelli Automation ETF (the “Fund”), a series of the Trust, filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 4:21 p.m. on April 5, 2022 (Accession Number 0001193125-22-096192).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. The responses to the comments will be reflected in the new Registration Statement (the “Amendment”). Capitalized terms shall have the same meaning as in the Application, unless otherwise indicated.

Comment 1: What did the Board consider in altering the Fund’s investment strategy and how did the Board reach that decision.

Response: As of the date of this filing, the Fund has approximately $4.4 million in net assets. Further, an affiliate of the Adviser purchased $5 million of seed capital in the Fund at the inception of its launch, all of which remains owned by the affiliate of the Adviser. In addition, there was a $10,000 creation unit purchased in January 2022. As a result, this Fund has very few shareholders with very few net assets attributed to investors other than the Adviser’s affiliate. The Adviser believes that the name change and investment strategy change will have a positive impact on the potential for future sales of the Fund to third party investors which, if successful, would inure to the benefit of the current investors by potentially creating a greater Fund size with greater economies of scale. The Board considered these facts and approved the strategy changes.

Comment 2: Please explain in further detail how and why the Adviser decided to change its investment strategy, and why the Adviser believes these changes are consistent with its duties to the Fund.

Response: Please see response to Comment 1.

Comment 3: Please supplementally inform the staff why the Board believes the changes to the investment strategy are consistent with their fiduciary duties and in the best interest of the shareholders.

Response: Based upon the size of the Fund and the investor base, the Board, consistent with its fiduciary duty, supported the Adviser’s determination that the changes to the investment strategy would be in the best interest of the shareholders, and would result in greater chance for positive returns for investors and better cost economies of scale.

Comment 4: Explain in detail what information the Board considered in light of the changes to the Fund and how it weighed the information in arriving at its decision. Explain in detail why the Board concluded this approach was best for shareholders and better than other alternatives, such as liquidating the Fund and starting a new ETF. Support your explanation of the Board’s deliberation with data (e.g., if cost was a consideration, provide data on the expected cost savings as compared with starting a new ETF).

Response: As discussed in response to Comment 1, the Board agreed with the Adviser’s determination that the automation strategy is a more marketable investment thesis and therefore have a greater chance in resulting in more sales of Fund shares which will inure to the benefit of the current investors by potentially creating a greater fund size with greater economies of scale.

Comment 5: Has the Trust and the Fund notified the shareholders of this plan to change the Fund’s investment strategy and focus? If so, how and when? If not, when and how will they do so? Please provide the staff with evidence of the notice given.

Response: The Trust respectfully submits that the filing of the 485APOS which sets forth the aforementioned changes to the name and investment strategy gave notice to the market. In addition, the marketing materials for the Fund likewise included the following language:

“The Gabelli Asset ETF has filed an amendment to its Registration Statement with the Securities and Exchange Commission to change its name to the Gabelli Automation ETF. In addition to the name change, the amendment will add the following policy: “Under normal market conditions, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus borrowings for investment purposes, in publicly traded equity securities of automation firms (“Automation Companies”) listed on a domestic or foreign exchange, throughout the world, including the United States (the “80% Policy”).” The amendment to the Registration Statement is expected to go effective on or about June 6, 2022. The information in the amendment is subject to change before it goes effective.”

Comment 6: What is the composition of the Fund’s shareholder base (e.g., affiliated vs. non-affiliated, institutional vs. retail, domestic vs. foreign, etc.)? What percentage of the Fund’s shares are held by retail investors?

Response: Please see response to Comment 1. The Fund’s shareholder base largely consists of the Adviser’s affiliates at this time.

Comment 7: Please explain why making these changes to the Fund’s Registration Statement in a post-effective amendment of an existing ETF instead of an amendment adding a new ETF is consistent with the text and policy of Rule 485(a) under the Securities Act of 1933. Explain why it doesn’t provide a competitive advantage over other registrants that add a new series which goes effective in 75 days.

Response: We submit that the post-effective amendment filing is legally permissible under the applicable law and regulations. The fact that the portfolio will not require any repositioning as a result of these changes supports our position.

Comment 8: Please inform the staff what percentage of the Fund’s current portfolio needs to be repositioned as a result of the changes made.

Response: The respondent respectfully submits that the portfolio does not need to be repositioned as a result of the changes made.

Comment 9: Have any shareholders (including Authorized Persons) contacted the Trust or the Fund about this planned transaction? If so, explain the nature of that communication, including whether anyone expressed displeasure or threatened legal action.

Response: No shareholders, including Authorized Persons, have contacted the Trust or the Fund about the planned transaction.

Comment 10: For the Fund’s Fee Table, there should be additional and separate footnotes for other expenses and for the contractual fee waiver. Please add both. For the contractual fee waiver footnote, please provide the date of the termination of the fee waiver, and, if the Adviser can recoup that fee waiver, please explain that in the footnote.

Response: The requested changes will be added in the Amendment, as applicable.

Comment 11: Please revise the current language in the Performance section to explain that Fund performance information is not available because the Fund has only been in operation for less than six months.

Response: The requested changes will be added in the Amendment, as applicable.

Comment 12: In the “New Fund Risk” for the Fund’s risk factors, certain portions of the Registration Statement say the Fund has not launched while other places say it has launched. Please remedy this inconsistency.

Response: The requested changes will be added in the Amendment, as applicable.

Comment 13: In the Performance section, please include the information reflecting the Fund’s performance from its launch date, including performance since January 2022. Please also amend the narrative portion of the Performance section to explain the change in strategy and when it took place.

Response: The requested changes will be added in the Amendment, as applicable.

Comment 14: In the Management section, please add the month and year of inception of the Fund.

Response: The requested changes will be added in the Amendment, as applicable.

Comment 15: Please update the fee waiver language to reflect how long the fee waiver will be in effect on page 12 and throughout the Registration Statement.

Response: The requested changes will be added in the Amendment, as applicable.

Comment 16: In the Investment Restrictions section, please confirm that the Fund will not concentrate in any one industry and explain why this is the case.

Response: The respondent respectfully submits that the requested disclosure is already present in the Investment Restrictions section. The Fund will not concentrate in any one industry because, as discussed in the Principal Investment Strategies section, Automation Companies exist in a variety of industries and sectors.

Should you have any questions regarding this letter, please feel free to contact me at (212) 318-6960.

/s/ Alexandra Marghella
Alexandra Marghella
for PAUL HASTINGS LLP

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